UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 31, 2020

Commission File Number 333-98397

Lingo Media Corporation

(Translation of registrant's name into English)

151 Bloor Street West, Suite 703, Toronto, Ontario Canada M5S 1S4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunder duly authorized.

LINGO MEDIA CORPORATION

Date: May 29, 2020	By:	/s/ Gali Bar-Ziv
Gali Bar-Ziv President and CEO

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2020

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements of Lingo Media Corporation have been prepared by and are the responsibility of the Company's management.  These unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") and reflect Management’s best estimates and judgements based on information currently available.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Financial Statements

As at March 31, 2020

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Balance Sheets

As of March 31, 2020 and December 31, 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	March 31, 2020	December 31, 2019
ASSETS
Current Assets
Cash		$697,984	$442,489
Accounts and grants receivable	5,11	973,127	838,502
Prepaid and other receivables		114,443	121,603
		1,785,554	1,402,594
Non-Current Assets
Property and equipment	6	31,806	35,215
Right- of-use assets	7	491,712	514,181
TOTAL ASSETS		$2,309,072	$1,951,990

EQUITY AND LIABILITIES

Current Liabilities
Accounts payable		$86,932	$226,001
Accrued liabilities		321,661	191,993
Contract liability	8	173,721	192,958
Lease obligation	7	45,716	75,116
		628,030	686,068
Non-Current Liabilities
Lease obligation	7	510,825	499,646
TOTAL LIABILITIES		$1,138,855	$1,185,714

Equity
Share capital	9	$21,914,722	$21,914,722
Share-based payment reserve	10	4,053,893	4,049,032
Accumulated other comprehensive income		(154,533)	(319,994)
Deficit		(24,643,865)	(24,877,484)
TOTAL EQUITY		1,170,217	766,276
TOTAL EQUITY AND LIABILITIES		$2,309,072	$1,951,990

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on May 28, 2019.

/s/ Gali Bar-Ziv	/s/ Jerry Grafstein
Director	Director

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-months ended March 31, 2020, 2019 and 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Notes	2020	2019	2018
Revenue	14,16	$97,124	$111,964	$80,355

Expenses

Selling, general and administrative (recovery)	11,12	(356,207)	277,003	310,965
Direct costs		74,892	44,936	38,120
Development costs		49,998	57,721	257,434
Bad debt expense		32,386	-	-
Share-based payments		4,861	27,758	23,408
Depreciation – right-of-use asset	7	22,469	-	-
Depreciation – property and equipment	6	3,455	4,410	1,653
Total Expenses (Recovery)		(168,146)	411,828	631,580

Income / (Loss) from Operations		265,270	(299,864)	(551,225)

Net Finance Charges
Interest (income) expense		(20,954)	4,231	14,952
Foreign exchange (gain) loss		49,169	2,867	(29,341)

Profit / (Loss) Before Income Tax		237,055	(306,962)	(536,836)
Income tax expense		3,436	7,560	7,257
Net Profit (Loss) for the Period		233,619	(314,522)	(544,093)

Other Comprehensive Income

Exchange gain (loss) on translating foreign operations		165,461	(14,377)	369

Total Comprehensive Income (Loss)		$399,080	$(328,899)	$(543,724)

Earnings (Loss) per Share
Basic		$0.01	$(0.00)	$(0.02)
Diluted		$0.01	$(0.00)	$(0.02)
Weighted Average Number of Common Shares Outstanding
Basic		35,529,132	35,529,132	35,529,132
Diluted		35,529,132	35,529,132	35,529,132

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Changes in Equity

For the three-month ended March 31, 2020 and 2019

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	Issued Share Capital		Share- Based Reserves	Accumulated Other Comprehensive Income	Deficit	Total Equity
	No. of Shares	Amount
Balance as at January 1, 2019	35,529,192	$21,914,722	$3,955,167	$(271,245)	$(25,040,050)	$558,594
Loss for the period	-	-	-	-	(314,522)	(314,522)
Other comprehensive loss	-	-	-	(14,377)	-	(14,377)
Share-based payments charged to operations	-	-	27,758	-	-	27,758
Balance as at March 31, 2019	35,529,192	$21,914,722	$ $3,982,925	$(285,622)	$(25,354,572)	$257,453
Income for the period	-	-	-	-	477,088	477,088
Other comprehensive loss	-	-	-	(34,372)	-	(34,372)
Share-based payments charged to operations	-	-	66,107	-	-	66,107
Balance as at December 31, 2019	35,529,192	$21,914,722	$4,049,032	$(319,994)	$(24,877,484)	$766,276
Income for the period	-	-	-	-	233,619	233,619
Other comprehensive income	-	-	-	165,461	-	165,461
Share-based payments charged to operations	-	-	4,861	-	-	4,861
Balance as at March 31, 2020	35,529,192	$21,914,722	$4,053,893	$(154,533)	$(24,643,865)	$1,170,217

No preference shares were issued at March 31, 2020, December 31, 2019 and 2018.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Condensed Consolidated Interim Statements of Cash Flows

For the three-months ended March 31, 2020, 2019 and 2018

(Unaudited, expressed in Canadian Dollars, unless otherwise stated)

	2020	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit (Loss) for the Period	$233,619	$(314,522)	$(544,093)

Adjustments to Net Profit (Loss) for Non-Cash Items:

Share-based payment	4,861	27,758	23,408
Lease inducement	-	(2,903)	-
Unrealized foreign exchange (gain) loss	165,415	(14,363)	(2,539)
Depreciation – right-of-use asset	22,469
Depreciation – property and equipment	3,455	4,410	1,653

Operating Profit (Loss) Before Working Capital Changes	429,819	(299,620)	(521,571)

Working Capital Adjustments:

accounts and grants receivable	(134,625)	(93,985)	20,189
prepaid and other receivables	7,160	14,341	95,912
accounts payable	(139,069)	(25,288)	(73,549)
accrued liabilities	129,668	56,164	(19,318)
contract liability	(19,237)	12,916	-

Cash Generated (Used in) from Operations	273,716	(335,472)	(498,337)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	-	(450)	-

Cash Used in investing activities	-	(450)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of principal portion of lease obligation	(29,400)	-	-
Interest on lease obligation	11,179	-	-
Proceeds from loans payable	-	166,612	250,000
Repayment of loans payable	-	-	-

Cash Generated (Used in) from Financing Activities	(18,221)	166,612	250,000

NET INCREASE (DECREASE) IN CASH	255,495	(169,310)	(248,337)

Cash at the Beginning of the Period	442,489	233,843	327,434

Cash at the End of the Period	$697,984	$64,533	$79,097

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Lingo Media Corporation (“Lingo Media” or the “Company”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of Ontario and its shares are listed on the TSX Venture Exchange under the symbol “LM” and inter-listed on the OTC Markets under the symbol “LMDCF” and Frankfurt Stock Exchange under the symbol “LIMA”. The condensed consolidated interim financial statements of the Company as at and for the period ended March 31, 2020 comprise the Company and its wholly-owned subsidiaries: Lingo Learning Inc., ELL Technologies Ltd., Lingo Group Limited., ELL Technologies Limited, Vizualize Technologies Corporation, Speak2Me Inc., and Parlo Corporation (the “Group”).

Lingo Media is an EdTech company that is ‘Changing the way the world learns languages’. The Group provides online and print-based solutions through its two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (“Lingo Learning”). ELL Technologies provides online training and assessment for language learning. Lingo Learning is a print-based publisher of English language learning school programs in China.

The head office, principal address and registered office of the Company is located at 151 Bloor Street West, Suite 703, Toronto, Ontario, Canada, M5S 1S4.

2.	BASIS OF PREPRATION

2.1	Statement of compliance

These condensed consolidated interim financial statements are unaudited and have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The condensed consolidated interim financial statements for the period ended March 31, 2020 were approved and authorized by the Board of Directors on May 28, 2020.

2.2	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except as provided in note 4. The comparative figures presented in these consolidated financial statements are in accordance with the same accounting policies.

2.3	Basis of consolidation

The condensed consolidated interim financial statements comprise the financial statements of the Company and its wholly owned subsidiaries controlled by the Company (the “Group”) as at March 31, 2020. Control exists when the Company is exposed to or has the rights to variable returns from its involvement with the entity and has the ability to affect these returns through its power over the entity.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date when such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All inter-group balances, transactions, unrealized gains and losses resulting from inter-group transactions and dividends are eliminated in full.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

2.	BASIS OF PREPRATION (Cont’d)

2.4	Functional and presentation currency

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Group. These consolidated financial statements are presented in Canadian Dollars, which is the Company’s functional currency. The functional currency of ELL Technologies Limited and Lingo Group Limited are United States Dollar (“USD”). All other subsidiaries’ functional currency is Canadian Dollar (“CAD”).

The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, “The Effects of Changes in Foreign Exchange Rates”.

3.	SIGINFICANT ACCOUTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, reported amounts of assets, liabilities and contingent liabilities, revenues and expenses at the date of the consolidated financial statements and during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

●	Determination of functional currency
●	Determination of expected credit loss
●	Recognition of internally developed intangibles
●	Recognition of government grant and grant receivable
●	Recognition of deferred tax assets
●	Valuation of share-based payments

4.	SUMMARY OF SIGINFICANT ACCOUTING POLICIES

The accounting policies applied by the Company in these Condensed Consolidated Interim Financial Statements are the same as those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2019.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

5.	ACCOUNTS AND GRANTS RECEIVABLE

Accounts and grants receivable consist of:

	March 31, 2020	December 31, 2019
Trade receivable	$918,127	$816,226
Government grants receivable	55,000	22,276
	$973,127	$838,502

As at March 31, 2020, the Company had accounts receivable of $889,129 (2019 - $857,559) greater than 30 days overdue and not impaired.

6.	PROPERTY AND EQUIPMENT

	Computer and Office Equipment	Leasehold Improvements	Total
Cost, January 1, 2019	$97,875	$33,180	$131,055
Effect of foreign exchange	(283)	-	(283)
Additions	450	-	450
Cost, March 31, 2019	$98,042	33,180	$131,222
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(1,088)	-	(1,088)
Cost, December 31, 2019	$84,828	$33,180	$118,008
Effect of foreign exchange	1,083	-	1,083
Cost, March 31, 2020	$85,911	$33,180	$119,091

Accumulated depreciation, January 1, 2019	$66,278	$11,613	$77,891
Charge for the period	1,507	2,903	4,410
Effect of foreign exchange	(268)	-	(268)
Accumulated depreciation, March 31, 2019	$67,517	$14,516	$82,033
Charge for the period	5,088	8,710	13,798
Write off	(12,126)	-	(12,126)
Effect of foreign exchange	(912)	-	(912)
Accumulated depreciation, December 31, 2019	$59,567	$23,226	$82,793
Charge for the period	1,322	2,133	3,455
Effect of foreign exchange	1,037	-	1,037
Accumulated depreciation, March 31, 2020	$61,926	$25,359	$87,285

Net book value, January 1, 2019	$31,597	$21,567	$53,164
Net book value, March 31, 2019	$30,525	$18,664	$49,189
Net book value, December 31, 2019	$25,261	$9,954	$35,215
Net book value, March 31, 2020	$23,985	$7,821	$31,806

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

7.	RIGHT-OF-USE ASSET AND LEASE OBLIGATION

The Company has one office facility under lease. The lease term is 5 years from 2016, with an option to renew the lease for another 5-year term after that date.

Non-cancellable lease rentals are payable as follows:

Less than 1 year	$107,798
Between 1 and 5 years	-
More than 5 years	-
$107,798

On adoption of IFRS 16, the Company recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, “Leases”. These obligations were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The lessee’s incremental borrowing rate applied to the lease obligations on January 1, 2019 was 8%.

For the period ended March 31, 2020, an accretion of $11,178 in carrying amount of lease liability was recorded because of the use of present value factor at initial measurement.

For the period ended March 31, 2020, variable lease payments of $25,022 were recorded.

The Company has equipment leases and an office lease in Beijing which it has determined are not recognized as right of use assets or lease liabilities as they are short-term and low dollar value.

The Company’s lease obligation and movements therein during the period ended March 31, 2020:

Lease Obligation
Lease obligation as of January 1, 2020	$574,762
Accretion on lease liability	11,178
Lease payment	(29,399)
Lease obligation at March 31, 2020	556,541

Of which are:

Current lease obligations	$45,716
Long-term lease obligations	510,825
$556,541

The Company’s right-of-use assets and movements therein during the period ended March 31, 2020:

Office Lease
Right-of-use assets at January 1, 2020	$514,181
Depreciation on right-of-use assets	(22,469)
Right-of-use assets at March 31, 2020	$491,712

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

8.	CONTRACT LIABILITIES

The following table presents changes in the contract liabilities balance:

Balance, January 1, 2019	$217,259
Amounts invoices and revenue deferred as at March 31, 2019	86,633
Recognition of deferred revenue included in the adjusted balance at the beginning of the period	(73,717)
Balance, March 31, 2019	230,175

Amounts invoices and revenue deferred as at December 31, 2019	115,146
Recognition of deferred revenue included in the adjusted balance at the beginning of the period	(152,363)
Balance, December 31, 2019	$192,958
Amounts invoices and revenue deferred as at March 31, 2020	37,569
Recognition of deferred revenue included in period	(56,806)
Balance, March 31, 2020	$173,721

9.	SHARE CAPITAL

Authorized

Unlimited number of preference shares with no par value

Unlimited number of common shares with no par value

10.	SHARE-BASED PAYMENT RESERVE

In December 2017, the Company amended its stock option plan (the “2017 Plan”). The 2017 Plan was established to provide an incentive to management (officers), employees, directors and consultants of the Company and its subsidiaries. The maximum number of shares which may be reserved for issuance under the 2017 Plan is limited to 7,105,838 common shares less the number of shares reserved for issuance pursuant to options granted under the 1996 Plan, the 2000 Plan, the 2005 Plan, the 2009 Plan and the 2011 Pan, provided that the Board of Directors of the Company has the right, from time to time, to increase such number subject to the approval of the relevant exchange on which the shares are listed and the approval of the shareholders of the Company.

The maximum number of common shares that may be reserved for issuance to any one person under the 2017 Plan is 5% of the common shares outstanding at the time of the grant (calculated on a non-diluted basis) less the number of shares reserved for issuance to such person under any option to purchase common shares of the Company granted as a compensation or incentive mechanism.

The exercise price of each option cannot be less than the market price of the shares on the day immediately preceding the day of the grant less any permitted discount. The exercise period of the options granted cannot exceed 10 years. Options granted under the 2017 Plan do not have any required vesting provisions. However, the Board of Directors of the Company may, from time to time, amend or revise the terms of the 2017 Plan or may terminate it at any time.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE-BASED PAYMENT RESERVE (Cont’d)

The following summarizes the options outstanding:

	Number of Options	Weighted Average Exercise Price	Warrant Remaining Contract Life (Yrs)
Outstanding as at January 1, 2019	6,804,000	$0.19	2. 26
Granted	1,200,000	0.07	2.85
Forfeited	(442,000)	0.22	-
Outstanding as at March 31, 2019	7,562,000	$0.13	2.17
Granted	1,720,000	0.08	2.14
Forfeited	(770,000)	0.21	-
Outstanding as at December 31, 2019	6,642,000	$0.13	2.26
Granted	450,000	$0.05	2.85
Forfeited	(2,000)	$0.23	-
Outstanding as at March 31, 2020	7,090,005	$0.12	1.37

Options exercisable as at March 31, 2019	4,852,000	$0.16
Options exercisable as at December 31, 2019	6,504,500	$0.19
Options exercisable as at March 31, 2020	6,590,000	$0.13

The weighted average remaining contractual life for the stock options outstanding as at March 31, 2020 was 1.37 years (2019 – 2.17 years, 2018 – 2.52 years). The range of exercise prices for the stock options outstanding as at March 31, 2020 was $0.05 - $0.23 (2019 - $0.07 - $0.23, 2018 - $0.20 - $0.23). The weighted average grant-date fair value of options granted to management, employees, directors and consultants during the period has been estimated at $0.0355 (2019 - $0.0453, 2018 - $0.12) using the Black-Scholes option-pricing model.

The vesting period on the options granted on February 4, 2020 will be vested three months after grant date and will be vested quarterly.

The vesting periods on the options granted on February 4, 2019 was three months after grant date and vested quarterly. The options granted on December 20, 2018 are as follows, 25% vested immediately, the remaining vest quarterly over 9 months, commencing three months after grant date.

The pricing model assumes the weighted average risk free interest rates of 1.37% (2019 – 2.19%, 2018 – 1.39%) weighted average expected dividend yields of nil (2019 – nil, 2018 – nil), the weighted average expected common stock price volatility (based on historical trading) of 123% (2019 – 105%, 2018 – 97%), a forfeiture rate of 0% (2019 – 0%, 2018 – 0%), a weighted average stock price of $0.20 (2018 - $0.07, 2017 - $0.20), a weighted average exercise price of $0.05 (2019 - $0.07, 2018 - $0.21), and a weighted average expected life of 2.85 years (2019 – 2.85 years, 2018 – 3 years), which were estimated based on past experience with options and option contract specifics.

11.	GOVERNMENT GRANTS

Included as a reduction of selling, general and administrative expenses are government grants of $55,000 (2019 - $56,331), relating to the Company's publishing and software projects. At the end of the period, $55,000 (March 31, 2019 - $55,000) is included in accounts and grants receivable.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

11.	GOVERNMENT GRANTS (Cont’d)

The government grant for the print-based ELL segment is repayable in the event that the segment’s annual net income for each of the previous two years exceeds 15% of revenue. During the year, the conditions for the repayment of grants did not arise and no liability was recorded.

12.	ONTARIO INTERACTIVE DIGITAL MEDIA TAX CREDIT

The Company received an approval and funding of its grant from the Province of Ontario’s Ontario Interactive Digital Media Tax Credit (“OIDMTC”) in the amount of $904,940. The OIDMTC is a refundable tax credit based on eligible Ontario labour expenditures in additional to eligible marketing and distribution expenditures claimed by a qualifying corporation with respect to interactive digital media products.

The Ontario Creates Interactive Digital Media (“IDM”) Fund Concept Definition and Production programs provide content creators with funding for high quality, original interactive digital media content projects that make a positive contribution to the Ontario economy.

The fund assesses innovative interactive media projects, including e-learning, that are deemed to contribute to education and learning through the application of text, images, and other multimedia. The approval process involves a full audit of the product and processes.

13.	FINANCIAL INSTRUMENTS

a.	Fair values

The carrying value of cash and accounts and grants receivable, approximates their fair value due to the liquidity of these instruments. The carrying values of accounts payables and accrued liabilities and loans payables approximate their fair value due to the requirement to extinguish the liabilities on demand or payable within a year.

b.	Financial risk management objectives and policies

The financial risk arising from the Company’s operations are currency risk, liquidity risk and credit risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Group’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how to mitigate these risks are as follows:

(i)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s monetary assets and liabilities denominated in currencies other than the Canadian Dollar and the Company’s net investments in foreign subsidiaries.

The Company operates internationally and is exposed to foreign exchange risk as certain expenditures are denominated in non-Canadian Dollar currencies.

The Company has been exposed to this fluctuation and has not implemented a program against these foreign exchange fluctuations.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

13.	FINANCIAL INSTRUMENTS (Cont’d)

b.	Financial risk management objectives and policies (Cont’d)

(i)	Foreign currency risk (Cont’d)

A 10% strengthening of the US Dollar against the Canadian Dollar would have increased the net equity approximately by $54,727 (2018 - $22,430) due to reduction in the value of net liability balance. A 10% of weakening of the US Dollar against the Canadian Dollar at March 31, 2020 would have had the equal but opposite effect. The significant financial instruments of the Company, their carrying values and the exposure to other denominated monetary assets and liabilities, as of March 31, 2020 are as follows:

	March 31, 2020	March 31, 2019
	USD	USD
Cash	132,784	12,984
Accounts receivable	639,087	699,419
Accounts payable	45,794	66,249

(ii)	Liquidity risk

The Company manages its liquidity risk by preparing and monitoring forecasts of cash expenditures to ensure that it will have sufficient liquidity to meet liabilities when due. The Company’s accounts payable and accrued liabilities generally have maturities of less than 90 days. At March 31, 2020, the Company had cash of $697,984 accounts and grants receivable of $973,127 and prepaid and other receivables of $114,443 to settle current liabilities of $628,029.

(iii)	Credit risk

Credit risk refers to the risk that one party to a financial instrument will cause a financial loss for the counterparty by failing to discharge an obligation. The Company is primarily exposed to credit risk through accounts receivable. The maximum credit risk exposure is limited to the reported amounts of these financial assets. Credit risk is managed by ongoing review of the amount and aging of accounts receivable balances. As at March 31, 2020, the Company has outstanding receivables of $973,127 (2018 - $1,007,443). New impairment requirements use an 'expected credit loss' ('ECL') model to recognize an allowance. Impairment is measured using a 12-month ECL method unless the credit risk on a financial instrument has increased significantly since initial recognition in which case the lifetime ECL method is adopted. For receivables, a simplified approach to measuring expected credit losses using a lifetime expected loss allowance is available. The Company deposits its cash with high credit quality financial institutions, with the majority deposited within Canadian Tier 1 Banks.

14.	MAJOR CUSTOMER

The Company had sales to a major customer in the period ended in March 31, 2020 and March 31, 2019, a government agency of the People’s Republic of China. The total percentage of sales to this customer during the period was 27% (2019 – 28%, 2018 – 56%) and the total percentage of accounts receivable at March 31, 2020 was 94% (2019 – 86%, 2018 – 89%).

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

15.	CAPITAL MANAGEMENT

The Company’s primary objectives when managing capital are to (a) safeguard the Company’s ability to develop, market, distribute and sell English language learning products, and (b) provide a sound capital structure for raising capital at a reasonable cost for the funding of ongoing development of its products and new growth initiatives. The Board of Directors does not establish quantitative capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company includes equity, comprised of issued share capital, warrants, share-based payments reserve and deficit, in the definition of capital. The Company is dependent on cash flow from co-publishing and distribution agreements and external financing to fund its activities. In order to carry out planned development of its products and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There has been no change to the Company’s capital management from the approach used in 2020 or 2019.

16.	SEGMENTED INFORMATION AND REVENUE

The Company operates two distinct reportable business segments as follows:

License of intellectual property: Lingo Learning is a print-based publisher of English language learning textbook programs in China. It earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

Online and Offline Language Learning: ELL Technologies is a global web-based educational technology (“EdTech”) language learning, training, and assessment company. The Company provides the right to access to hosted software over a contract term without the customer taking possession of the software. The Company also provides offline licenses for the right to use perpetual language-learning.

Transactions between operating segments and reporting segment are recorded at the exchange amount and eliminated upon consolidation.

Segmented Information (Before Other Financial Items Below)

March 31, 2020	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$483,281	$1,758,244	$67,547	$2,309,072
Segmented liabilities	368,896	625,325	144,634	1,138,855
Segmented revenue - online	70,962	-	-	70,962
Segmented revenue - royalty	89	26,073	-	26,162
Segmented direct costs	39,278	35,614	-	74,892
Segmented selling, general & administrative expense	(603,902)	91,102	156,593	(356,207)
Segmented other expense	897	28,319	144	29,360
Segmented profit (loss)	552,394	(128,961)	(156,738)	266,695

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

16.     SEGMENTED INFORMATION AND REVENUE (Cont’d)

March 31, 2019	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$166,183	$991,858	$50,322	$1,208,363
Segmented liabilities	326,088	176,976	447,846	950,910
Segmented revenue - online	80,296	-	-	80,296
Segmented revenue - royalty	207	31,461	-	31,668
Segmented direct costs	23,005	21,931	-	44,936
Segmented selling, general & administrative expense	58,525	99,964	118,515	277,003
Segmented other expense	2,843	8,948	179	11,970
Segmented loss	(61,589)	(99,383)	(118,694)	(279,666)

March 31, 2018	Online English Language Learning	Print-Based English Language Learning	Head Office	Total
Segmented assets	$112,925	$954,906	$100,176	$1,168,007
Segmented liabilities	103,105	161,060	870,403	1,134,568
Segmented revenue	35,612	44,743	-	80,355
Segmented direct costs	17,250	20,870	-	38,120
Segmented selling, general & administrative expense	87,407	39,478	184,080	310,965
Segmented other expense	430	8,257	223	8,910
Segmented loss	(326,909)	(23,862)	(184,302)	(535,073)

Other Financial Items	2020	2019	2018
Online English Language Learning segmented income (loss)	$552,394	$(61,589)	$(326,909)
Print-Based English Language Learning segmented income (loss)	(128,961)	(99,383)	(23,862)
Head office	(156,738)	(118,694)	(184,302)
Foreign exchange	(49,169)	(2,867)	29,341
Interest income (expense)	20,954	(4,231)	(14,952)
Share-based payment	(4,861)	(27,758)	(23,408)
Other comprehensive income (loss)	165,461	(14,377)	369
Total Comprehensive Income (Loss)	$399,080	$(328,899)	$(543,723)

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

16.	SEGMENTED INFORMATION AND REVENUE (Cont’d)

Identifiable Non-Current Assets by Geographic Region

	2020	2019	2018
Canada	$522,979	$48,585	$28,415
China	538	604	647
	$523,518	$49,189	$29,062

Revenue by Geographic Region

	2020	2019	2018
Latin America	$58,296	$66,118	$17,759
China	27,221	34,162	54,495
Other	11,607	11,684	8,101
	$97,124	$111,964	$80,355

17.	SUPPLEMENTAL CASH FLOW INFORMATION

	2020	2019	2018
Income taxes and other taxes paid	$3,436	$7,560	$7,257
Interest paid	$14,530	$2,955	$893
Interest received	$35,485	$-	$-

18.	RELATED PARTY BALANCES AND TRANSACTIONS

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

(a)	The Company charged $5,100 (2019 - $84,442, 2018 - $165,726) to the corporations with director or officer in common for rent, administration, office charges and telecommunications.

(b)

Key management compensation was $132,266 (2019 - $78,000, 2018 – $78,000) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, of which $30,766 (2019 - $78,000) of the management compensation is included in accrued liabilities.

19.	SUBSEQUENT EVENT

Since December 31, 2019, the outbreak of the novel strain of coronavirus, specifically identified as “COVID-19,” has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

LINGO MEDIA CORPORATION

Notes to Condensed Consolidated Interim Financial Statements

For the three-month period ended March 31, 2020

(Unaudited - See Notice to Reader)

(Expressed in Canadian Dollars, unless otherwise stated)

19.	SUBSEQUENT EVENT (CONT’D)

The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government and central bank interventions. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operating subsidiaries in future periods.

Lingo Media has taken measures to protect its management, employees and contractors and has advised them to work from home and maintain a safe environment to ensure they are healthy and have minimal exposure to the risk of infection. In addition, the company is eligible and has applied for certain government subsidies, additional grants and interest-free loans, which will be reflected in the subsequent period financial statements.

The Company has contacted all the parties it is working with to ensure they are all working in a safe environment. A number of such parties have had an impact on their operations and ability to collaborate, while, a large number have identified multiple new business opportunities due to COVID-19 and the stay at home order of students in many countries. Lingo Media is offering e-learning solutions which fit the challenges schools and universities are facing by providing online language learning solutions. In addition, the Company has designed a number of programs to ensure its clients can easily deploy its suite of products that are well suited for a quarantined environment.